UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Carlyle Credit Income Fund

(Name of Subject Company (Issuer))

CG Subsidiary Holdings L.L.C.

(Name of Filing Person (Offeror))

Shares of Beneficial Interest

(Title of Class of Securities)

92535C104

(CUSIP Number of Class of Securities)

Jeffrey Ferguson, Esq.

The Carlyle Group Inc.

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan L. Corsico, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

Marisa Stavenas, Esq.

John G. O’Connell, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by CG Subsidiary Holdings L.L.C., a Delaware limited liability company (the “Purchaser”), on July 18, 2023 (the “Schedule TO”) in connection with the Purchaser’s offer to purchase up to $25,000,000 in value of shares of beneficial interest (the “Shares”), of Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund), a Delaware statutory trust (the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2023 (the “Offer to Purchase”), which was previously filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), which was previously filed with the Schedule TO as Exhibit (a)(1)(B), which, together with this Amendment collectively constitute the “Offer.”

In response to certain comments raised by the Securities and Exchange Commission staff, the Purchaser is extending the Offer in this Amendment and will be further amending the Offer by separate amendment to state a fixed purchase price and maximum number of Shares that will be purchased based on the Company’s net asset value per Share as of August 14, 2023 (the original Offer Price (as defined in the Offer to Purchase) for the Offer).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended as specifically set forth herein. This Amendment is being filed solely to extend the Expiration Date of the Offer to 11:59 p.m., New York City time, on August 28, 2023, from 11:59 p.m., New York City time, on August 14, 2023, unless the Offer is further extended. All references to the “Expiration Date” shall be deemed to refer to 11:59 p.m., New York City time, on August 28, 2023, unless further extended. The Offer to Purchase and Letter of Transmittal are also hereby amended to reflect the Expiration Date as amended. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Equiniti Trust Company, LLC, the depositary for the Offer, has advised the Purchaser that, as of 4:30 p.m., New York City Time, on August 11, 2023, an aggregate of approximately 4,811,063 Shares were validly tendered and received, and not validly withdrawn, pursuant to the Offer.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated July 18, 2023

(a)(1)(B)*	Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(5)(A)*	Schedule 13D/A in respect of the Company filed on July 17, 2023.

(b)	None.

(d)(1)*	Transaction Agreement between Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund) and Carlyle Global Credit Investment Management, L.L.C., dated as of January 12, 2023 (incorporated by reference to Exhibit 3 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(2)*	Investment Advisory Agreement, dated July 14, 2023, by and between Carlyle Global Credit Investment Management, L.L.C. and Carlyle Credit Income Fund (incorporated by reference to Exhibit (2)(g) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(d)(3)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Almitas Capital LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 4 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(4)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Bulldog Investors, LLP, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 5 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(5)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among High Income Securities Fund, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 6 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(6)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Relative Value Partners Group, LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 7 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(7)*	Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P. and certain of its clients, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 8 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(8)*	Expense Limitation Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(2) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(d)(9)*	Fee Waiver Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(3) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(g)	None.

(h)	None.

107*	Calculation of Filing Fee Table

*	Previously filed on July 18, 2023 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2023

CG Subsidiary Holdings L.L.C.

By:	/s/ Jeffrey W. Ferguson
Name: Jeffrey W. Ferguson
Title: Managing Director